UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SAFEGUARD SCIENTIFICS, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	23-1609753
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 N. Radnor Chester Rd., STE F-200
Radnor, PA	19087
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.10 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Explanatory Note

This registration statement on Form 8-A is being filed with the Securities and Exchange Commission in connection with the transfer of the listing of the common stock, par value $.10 per share (the “Common Stock”), of Safeguard Scientifics, Inc. (“Safeguard”) to The NASDAQ Stock Market LLC (“Nasdaq”).

Item 1. Description of Registrant's Securities to be Registered.

The summary below is not complete and is qualified in its entirety by reference to Safeguard’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles”), and Safeguard’s Third Amended and Restated Bylaws. The terms of these securities also may be affected by the Business Corporation Law of the Commonwealth of Pennsylvania, as amended.

Safeguard’s authorized Common Stock consists of 83,333,333 shares of Common Stock, $.10 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Safeguard’s shareholders have cumulative voting rights in the election of directors.

Safeguard’s Articles include certain anti-takeover provisions, including, without limitation, a requirement to obtain the affirmative vote or written consent by the holders of 80% of the voting power of all of the shares of Safeguard’s stock entitled to vote in the election of directors for any of the following actions: (i) any merger or consolidation of Safeguard or any subsidiary of Safeguard with or into any other corporation, (ii) any sale or lease of all or any substantial part of the assets of Safeguard or any subsidiary of Safeguard to any other corporation, person or other entity; or (iii) any sale or lease to Safeguard or any subsidiary of Safeguard of any assets (except assets having an aggregate fair market value of less than $2,000,000) in exchange for voting securities (or securities convertible into voting securities or options, warrants, or rights to purchase voting securities or securities convertible into voting securities) of Safeguard or any subsidiary by any other corporation, person or other entity.

Notwithstanding the foregoing, this 80% voting requirement shall not apply to any merger or other transaction referred to above with any corporation, person or other entity if: (i) Safeguard’s Board of Directors (the “Board”) has approved a written agreement with such other corporation, person or other entity with respect to such transaction prior to the time that such other corporation, person or other entity became a beneficial owner of more than 5% of the outstanding shares of any class of Safeguard’s stock entitled to vote in elections of directors, or (2) if such transaction is otherwise approved by the Board, provided that a majority of the members of the Board voting for the approval of such transaction were fully elected and acting members of the Board prior to the time that such other corporation, person or other entity became a beneficial owner of more than 5% of the outstanding shares of any class of Safeguard’s stock entitled to vote in elections of directors.

The Board has the authority to adopt one or more Statements with Respect to Shares providing for the designation of one or more classes or series of preferred stock and the voting rights, preferences, limitations and special rights, if any, of such preferred stock and to fix or alter the number of shares comprising any such class or series of preferred stock.

Subject to preferences that may be applicable to any outstanding shares of preferred stock (if any), the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for distribution. Upon Safeguard’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock (if any).

Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to Safeguard’s Common Stock.

Holders of Common Stock will have no liability for further calls or assessments and will not be personally liable for the payment of Safeguard’s debts except as they may be liable by reason of their own conduct or acts.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed herewith or incorporated by reference because no other securities of Safeguard are registered on Nasdaq and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Safeguard Scientifics, Inc.

Date: October 25, 2022	By:	/s/ G. Matthew Barnard
	Name:	G. Matthew Barnard
	Title:	General Counsel